Exhibit (a)(5)
Form of Stock Option Amendment and Special Cash Payment Agreement
Attachment III
Stock Option Amendment and Special Cash Payment Agreement
     This Stock Option Amendment and Special Cash Payment Agreement (the “Agreement”) is made and entered into by Cirrus Logic, Inc. (the “Company”) and Optionee and shall be effective on the date executed by a validly-authorized officer of the Company;
     WHEREAS, the Company previously granted to Optionee certain outstanding options to purchase shares of the Company’s common stock (the “Options”) under the Cirrus Logic, Inc. 1996 Stock Plan and/or the 2002 Stock Option Plan, as applicable, and both as amended and restated (the “Plan(s)”);
     WHEREAS, the Company and Optionee entered into a formal Stock Option Agreement (the “Option Agreement”) evidencing each such Option and Optionee received a notice of grant with respect to each such Option (the “Notice of Grant”);
     WHEREAS, each Option Agreement and Notice of Grant, together with the applicable Plan document, sets forth the exercise price and other terms applicable to each of the Options held by the Optionee;
     WHEREAS, to avoid any potential adverse tax consequences under section 409A of the Internal Revenue Code, Optionee has agreed to an amendment of the terms applicable to one or more of Optionee’s Options, in connection with Cirrus Logic’s Offer to Amend or Cancel and Replace Eligible Options (the “Offer”);
     WHEREAS, pursuant to the amendment described above, the exercise price per share in effect for the unexercised portion of such Options will be increased;
     WHEREAS, the specific terms applicable to the Options amended in this manner (the “Amended Options”) are set forth in one or more Election Forms and Withdrawal Forms signed by the Optionee in connection with the Offer and in the Offer and certain related documents; and
     WHEREAS, the Optionee is entitled to receive a special cash payment in connection with Optionee’s participation in the Offer and agreement to accept the Amended Options and the terms applicable to such cash payment are set forth in the Offer and certain related documents.
     NOW THEREFORE, the parties hereby agree as follows:
1.
Each of the Options that are properly tendered by Optionee in connection with the Offer and accepted by Cirrus Logic for amendment will be subject to the increased exercise price per share reflected in each applicable Election Form and Withdrawal Form provided to Cirrus Logic by Optionee in connection with the Offer.

2.
Except for the increased exercise price per share described in paragraph 1 of this Agreement, no other terms or provisions of the Option Agreement(s) or Notice(s) of Grant applicable to such Option(s) or the applicable Plan(s) have been modified as a result of this Agreement, and such terms and provisions will continue in full force and effect.

3.
In consideration for Optionee’s participation in the Offer, Optionee will be entitled to receive a cash payment from the Company in the gross dollar amount indicated on the personalized Election Form provided to Optionee in connection with the Offer, less applicable withholding tax. This payment will be made on the first regular payday in January 2008, but not later than January 31, 2008. Optionee is not required to remain employed by the Company in order to receive this cash payment.

4.
This Agreement is subject to the terms and conditions of the Offer including: (1) the personalized Election Form provided to Optionee; (2) each properly completed Election Form submitted to Cirrus Logic by the Optionee; (3) each properly completed Withdrawal Form submitted to Cirrus Logic by the Optionee; and (4) related documents and communications regarding the Offer, all of which are incorporated herein by reference.

5.
Optionee will be entitled to receive, upon request to Cirrus Logic, verification of each of the Amended Options held by Optionee subsequent to the amendment described in paragraph 1 of this Agreement and verification of the cash payment that Optionee will be entitled to receive in January 2008, as described in paragraph 3 of this Agreement.

6.	This Agreement may be amended at any time only by means of a writing signed by Optionee and an authorized officer of the Company.

7.	This Agreement may be executed in one or more counterparts, each of which will constitute an original, and all of which will constitute one instrument.
IN WITNESS WHEREOF, this Agreement has been executed on behalf of Cirrus Logic Corporation by a duly-authorized officer on the date indicated below.

CIRRUS LOGIC CORPORATION

By:

Title:

Dated: , 2007